UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): **November 6, 2003**

Commission file number: **1-07151**

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Idenfification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On November 6, 2003, The Clorox Company (the "Company") issued a news release with respect to earnings for the quarter ended September 30, 2003.

Exhibit

99. News Release by The Clorox Company dated November 6, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: November 6, 2003   By: /s/ PETER D. BEWLEY
                                          Peter D. Bewley
                                          Senior Vice President – General Counsel
                                          and Secretary